PROSPECTUS SUPPLEMENT NO. 15	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated July 12, 2021)	Registration No. 333-257438

NRX Pharmaceuticals, Inc.

8,757,258 Shares of Common Stock

3,586,250 Shares of Common Stock Issuable Upon Exercise of Warrants

This prospectus supplement is being filed to update and supplement the information contained in the prospectus, dated July 12, 2021 (the “Prospectus”), related to the resale, from time to time, of up to 8,757,258 shares of common stock, par value $0.001 per share (the “Common Stock”), of NRX Pharmaceuticals, Inc. (“NRx”) by the selling securityholders (including their pledgees, donees, transferees or other successors-in-interest) identified in the Prospectus (the “Selling Securityholders”) and the issuance by NRx of up to 3,586,250 shares of Common Stock upon the exercise of outstanding warrants, with the information contained in NRx’s Current Report on Form 8-K, which was filed with the Securities and Exchange Commission (the “SEC”) on June 7, 2022 (the “Current Report”). Accordingly, NRx has attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and, if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

The Common Stock is listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “NRXP” and NRx’s warrants are listed on Nasdaq under the symbol “NRXPW”. On June 6, 2022, the closing sale price of the Common Stock as reported on Nasdaq was $0.65, and the closing sale price of NRx’s warrants as reported on Nasdaq was $0.18.

NRx is an “emerging growth company” under the federal securities laws and, as such, has elected to comply with certain reduced public company disclosure requirements. See “Prospectus Summary–Implications of Being an Emerging Growth Company” beginning on page 2 of the Prospectus and in any applicable prospectus supplement.

NRx’s business and investment in the Common Stock involve significant risks. These risks are described in the section titled “Risk Factors” beginning on page 5 of the Prospectus and in any applicable prospectus supplement.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued or sold under the Prospectus or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 8, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) June 8, 2022 (June 6, 2022)

NRX PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38302	82-2844431
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1201 Orange Street, Suite 600 Wilmington, Delaware	19801
(Address of principal executive offices)	(Zip Code)

(484) 254-6134
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	NRXP	The Nasdaq Stock Market LLC
Warrants to purchase one share of Common Stock	NRXPW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Appointment of Dr. Seth Van Voorhees as Chief Financial Officer and Treasurer

On June 6, 2022, the Board of Directors of NRx Pharmaceuticals, Inc. (the “Company”) appointed Dr. Seth Van Voorhees, 61, to serve as Chief Financial Officer (“CFO”) and Treasurer of the Company, effective June 13, 2022.

Dr. Van Voorhees most recently served as CFO of PDS Biotechnology Corporation (“PDS Biotechnology”) during which he completed several financing transactions in 2021. Prior to joining PDS Biotechnology, he spent 10 years as the CFO and Vice President, Business Development, for Research Frontiers Inc. Prior to this role, Dr. Van Voorhees served as CFO for American Pacific Corp. Earlier in his career, Dr. Van Voorhees was an investment banking officer responsible for chemical and pharmaceutical clients at Merrill Lynch, UBS Warburg, and Wasserstein Perella. Dr. Van Voorhees received a Ph.D. in chemistry from the University of Pennsylvania and an MBA from Columbia University.

Dr. Van Voorhees has no familial relationships with any executive officer or director of the Company. There have been no transactions in which the Company has participated and in which Dr. Van Voorhees had a direct or indirect material interest that would be required to be disclosed under Item 404(a) of Regulation S-K.

Employment Arrangements with Dr. Van Voorhees

On June 6, 2022, Dr. Van Voorhees entered into an employment agreement with the Company (the “Agreement”) with an effective date of June 13, 2022. The Agreement provides for an aggregate monthly payment of $33,333.33 to Dr. Van Voorhees for total annual payment of approximately $400,000 (the “Base Salary”) and an annual target bonus payment of $200,000 at the discretion of the Board and upon satisfactory performance of his duties (the “Target Bonus”). The Agreement also provides for the grant of stock options (the “Options”) to purchase 325,000 shares of the Company’s common stock at an exercise price equal to the closing price of the Company’s common stock on the effective date of the Agreement. The Options vest over a two-year period, subject to Dr. Van Voorhees’ continued service with the Company.

If Dr. Van Voorhees is terminated by the Company without “cause” or upon a change of control, or he resigns for “good reason”, he is entitled to receive severance pay equal to the sum of the Base Salary, at the rate in effect on the date of termination, from the date of termination through the nine-month anniversary thereof, and a prorated Target Bonus through the date of termination. In addition, all unvested Options will vest and become fully exercisable. Dr. Van Voorhees will also be entitled to customary indemnification and directors and officers insurance coverage.

The foregoing summary of the material terms of the Agreement is subject to the full and complete terms of the Agreement, which the Company expects to file as an exhibit to its periodic report covering the effective date of his employment.

Item 8.01	Other Events.

On June 7, 2022, the Company issued a press release announcing the appointment of Dr. Van Voorhees as CFO and Treasurer. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press release, dated June 7, 2022.
104	Cover Page Interactive Data File (embedded within Inline XBRL document

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NRX PHARMACEUTICALS, INC.

Date:	June 8, 2022	By:	/s/ Michael Kunz
		Name:	Michael Kunz
		Title:	Deputy General Counsel

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EXHIBIT 99.1

NRx Pharmaceuticals Appoints Seth Van Voorhees, PhD, as Chief Financial Officer and Treasurer

RADNOR, Pa., June 7, 2022 /PRNewswire/ -- NRx Pharmaceuticals, Inc. (Nasdaq: NRXP), a clinical-stage biopharmaceutical company, announced today that the company's Board of Directors appointed Seth Van Voorhees, Ph.D. as Chief Financial Officer and Treasurer effective June 13, 2022.

"Dr.Van Voorhees is a highly accomplished CFO with extensive experience in corporate finance, capital markets, investment banking and licensing. His appointment comes at an important time for our Company, as we are focusing our resources principally on our psychiatry franchise. His financial and scientific expertise will be instrumental in helping us to continue to grow the Company," said Robert Besthof, Interim Chief Executive Officer of NRx Pharmaceuticals. "We are grateful to Ira Strassberg for his important contributions to the Company since last August, including the establishment of robust internal controls and the further build-up of our finance and accounting function at the Company."

"I am pleased to join NRx Pharmaceuticals at this exciting stage, as the Company is focusing principally on the development of NRX-101, its Breakthrough Designation Therapy for Severe Bipolar Depression in patients with Acute Suicidal Ideation and Behavior (ASIB). Its scientific platform creates attractive opportunities to address the very high unmet need of treating bipolar depression in patients with suicidality, as well as other psychiatric disorders. Up to 50% of individuals with bipolar disorder attempt suicide over their lifetime, and patients with bipolar depression and suicidality have traditionally been excluded from clinical studies. The Company is already enrolling patients in a Phase II trial studying patients with bipolar depression and sub-acute suicidality (not requiring hospitalization) and plans to initiate a Phase IIb/III registrational trial in patients with bipolar depression and ASIB (requiring hospitalization) later this year," said Dr. Van Voorhees.

Dr. Van Voorhees most recently served as CFO of PDS Biotechnology during which he completed several financing transactions in 2021.  Prior to joining PDS Biotechnology, he spent 10 years as the CFO for Research Frontiers and for American Pacific. Earlier in his career, Dr. Van Voorhees worked in investment banking supporting chemical/pharmaceutical clients at Merrill Lynch, UBS Warburg, and Wasserstein Perella.  He received a Ph.D. in chemistry from the University of Pennsylvania and an MBA from Columbia University.

About NRx Pharmaceuticals

NRx Pharmaceuticals, Inc. ("NRx Pharmaceuticals" or the "Company") draws upon decades of collective, scientific, and drug-development experience to address very high unmet needs of patients and bring improved health to patients. The U.S. Food and Drug Administration ("FDA") has additionally granted Breakthrough Therapy designation, a Special Protocol Agreement, and a Biomarker Letter of Support for NRX-101, an investigational medicine for the treatment of severe bipolar depression in patients with acute suicidal ideation and behavior (ASIB) after initial stabilization with ketamine or other effective therapy. NRx Pharmaceuticals is led by executives who have held leadership roles at Lilly, Pfizer, and Novartis as well as major investment banking institutions.

Cautionary Note Regarding Forward-Looking Statements

This announcement of NRx Pharmaceuticals, Inc. includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, which may include, but are not limited to, statements regarding our financial outlook, product development, business prospects, and market and industry trends and conditions, as well as the Company's strategies, plans, objectives, and goals. These forward-looking statements are based on current beliefs, expectations, estimates, forecasts, and projections of, as well as assumptions made by, and information currently available to, the Company's management.

The Company assumes no obligation to revise any forward-looking statement, whether as a result of new information, future events or otherwise.  Accordingly, you should not place reliance on any forward-looking statement, and all forward-looking statements are herein qualified by reference to the cautionary statements set forth above.

SOURCE: NRx Pharmaceuticals

CORPORATE CONTACT

Molly Cogan

Sr. Director, Global Communications

mcogan@nrxpharma.com

INVESTOR RELATIONS

Tim McCarthy

Investor Relations

tim@lifesciadvisors.com